Filed by Unity Software Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ironSource Ltd.

Commission File No.: 001-40539

On August 15, 2022, Unity Software Inc. (the “Company”) sent the following email to all employees regarding the unsolicited proposal from AppLovin Corporation (“AppLovin”):

FROM: John

TO: [intentionally redacted]

SUBJECT LINE: An update on ironSource and AppLovin

All,

I’d like to share an update on our intent to merge with ironSource and last week’s unsolicited proposal from AppLovin.

Just moments ago, we issued a press release announcing that our Board of Directors has decided to reject AppLovin’s proposal. Because we are a publicly traded company, our Board has a responsibility to fully evaluate any opportunities that may create value for our shareholders. After thoroughly reviewing AppLovin’s proposal, our Board unanimously decided that our current deal with ironSource is a more compelling one for our shareholders and Unity creators.

We remain committed to ironSource. When we announced our intent to merge with them, I shared why I am so excited about this deal, and all these points remain true. Unity, after the ironSource merger closes, will be a stronger and more profitable company that will continue to invest in the success of Unity creators, enabling them to make better games and real-time 3D experiences. We will help our gaming customers make better games, and when they seek to also build their businesses, we will better help them succeed. The Unity that results from the ironSource merger will be creator-centric and revenue-balanced between creation-oriented tools and services and advertising services.

We continue to expect the ironSource transaction to finalize in Q4 of this fiscal year and, until then, Unity and ironSource remain separate companies. Over the coming weeks and months, we’ll be working to determine how to best bring our organizations together and we’ll share more details as these decisions are made. In the meantime, you can check out our updated internal FAQ on our Intranet.

The last few weeks have been eventful, creating broader recognition and appreciation of an idea we have known for some time, that the right combination of Create and Operate tools and services makes for a very compelling and strong company. We look forward to continuing in our journey to ensure the world does, in fact, have more creators in it, and that these creators find the success they are looking for.

Please stay focused on executing on our strategy and the amazing work you’re doing. Also, as a reminder, if you’re contacted by media, investors or others, please don’t respond and forward those inquiries to the appropriate folks internally.

Thanks for your hard work and dedication. You continue to raise the bar each day to help creators succeed, and I’m excited for the future as we continue on our collective journey.

I look forward to seeing you all at the brief Town Hall I’ll be hosting later today.

John

Because we are a publicly traded company, we are required to make certain legal disclosures about an announcement like this. You are encouraged to read those disclaimers, available here.

On August 15, 2022, John Riccitiello, the Company’s Chief Executive Officer and Executive Chairman of the Company’s Board of Directors, participated in an interview on CNBC’s TechCheck. A transcript of the interview is provided below:

Julia Boorstin, CNBC Senior Media & Tech Correspondent: And Unity Software’s Board of Directors rejecting AppLovin’s seventeen and a half billion dollar unsolicited takeover bid. Instead, the company will go ahead with its deal to purchase mobile app monetization software company ironSource, saying that deal will increase value creation for shareholders. CEO John Riccitiello joins us now exclusively to discuss the decision further. John, thanks so much for joining us. You’ve talked to us already about why ironSource makes sense. Explain to us why the AppLovin deal did not make sense.

John Riccitiello, CEO of Unity: Well, it’s a subject we got into in some depth. With our Board we went into a deep financial analysis and strategic analysis aided by smart advisors on the financial side and the clear conclusion is that the AppLovin proposal wasn’t likely to lead to a superior proposal and we are highly convicted about the positives for the ironSource merger where we can do better by way of our customers and better by way of our shareholders.

Julia Boorstin, CNBC Senior Media & Tech Correspondent: I want to put all of this though in the broader context about what’s going on in the market. We talked about this with Kanyi Maqubela earlier in the show. This idea that not only is there concern about an ad recession, but there is also this question of how consumers are going to behave and whether they may be gaming less and spending less on gaming, etc. What do you see in the market right now as we head into the fall?

John Riccitiello, CEO of Unity: Well two quick thoughts. So the first is that we are broader than games and we do a lot outside of games and Digital Twins and what people refer to as the metaverse – so we’re broader than games. But I’ll tell you, I’ve been working in the games industry for 25 years and while there are ups and downs around like a new console or major new PC tech or, you know, the introductions of smart phones, this is an industry that’s been growing double digits for more than 25 years. There is a little comparative slowdown when people spend all that time at home around COVID, but engagement levels are strong. It’s the only media in the world that regularly gets more than 3 billion people to do anything in a monthly basis so I am really bullish on gaming long-term.

Dierdre Bosa, TechCheck co-anchor: Just a few more details… you said that the clear conclusion was that AppLovin wasn’t the right deal, but what exactly about it did not clear the bar? Why is ironSource a better deal? Especially considering that, as of now, it has a smaller mediation business.

John Riccitiello, CEO of Unity: Well, I mean look – it is not simply about scale. It is about shareholder value and what our Board looked at was a myriad of issues. Primarily it is around looking at the financial value for the investor. Secondly, it’s about the complementary nature of the products and offering that ironSource has versus say an AppLovin and the strategic implications of that. With the ironSource deal, we think we do better with our customers, we think we do better with our shareholders, we present a balanced portfolio where about half of our business is related to monetization, but the heart and soul of the company around content creation is the other half of the business and it’s really what drives things for us. So, it was a complete evaluation, we hit all of those factors. We feel great about where we have come out.

Dierdre Bosa, TechCheck co-anchor: If it is a complete evaluation then, John, does that mean that you’re not going to be looking at this deal anymore? Can’t help but note that Unity shares are down more than 5%. Could you continue to have talks with AppLovin to get a better deal to maybe have a path for this deal to make more sense, at least for shareholders if you’re going to get a higher price?

John Riccitiello, CEO of Unity: So three thoughts. Thought number one – variations of the share price up or down a few points every day. We are really looking long-term. What our Board deeply evaluated is where we expect shareholder value to perform the best long term and we feel really certain that that’s with the ironSource merger that we proposed and our Board recommends that to our shareholders – a vote coming up later in the year for the shareholders. In terms of negotiating with AppLovin, we have an announced and committed merger proposal out there and that is what we are focused on, we think that delivers shareholder value, that delivers for our customers and we are excited to pursue that and conclude that in the fourth quarter.

Julia Boorstin, CNBC Senior Media & Tech Correspondent: Just to follow on Dierdre’s question about the movement of the stocks today as we look at the stock moves, obviously Unity is down about 5% today. It is down about 60% year to date. I know you took down your guidance earlier in the year. What is the message you want shareholders to have right now about not only this deal, but your outlook in general?

John Riccitiello, CEO of Unity: Our outlook in general is very positive. I think you may have noticed our most recent quarter, we pointed out that our Creates side of the business grew 66% and what we really focused on was this notion – really two key thoughts. Idea number one is over the course of the next several years, we are going to see nothing but growth in real time 3D. What I mean by that is gaming and gaming technology applied to real time 3D Digital Twins. And that is a massively fast growing business for us. The second thought is we provide the creation tools and the tools to operate those applications that are built in Unity and part of that is monetization and we strengthen that in other parts of Unity by merging with ironSource and bringing them on Board. So again, we feel very good about this. Momentary jumps or declines in the share price are not the primary focus. The primary focus is where we’re going long-term and the growth story with Unity behind that.

Julia Boorstin, CNBC Senior Media & Tech Correspondent: It is interesting because you laid out earlier in this conversation just how diverse the business is, so it’s not just about games and ads. It’s also about this metaverse business. We’ve heard from a lot of these companies that are investing in the metaverse as that being a long-term plan and then maybe near-term they’re focused on many of the bigger challenges of the day whether its navigating Apples’ operating system changes or an ad pull back and I’m curious if you’re seeing any impact of this retrenching of the companies that had been focused on the metaverse maybe in a more immediate way than they are right now?

John Riccitiello, CEO of Unity: Well first as a starting point, I do agree that the metaverse is a long-term story, but for Unity it is also a near-term story. Our most recent call we suggested and pointed out that of our Create business, about 40% of it, you could call metaverse. It’s the non-gaming side of the equation. We have a myriad of customers doing really really well. It is an increasing as a percentage of our business, so it is happening now. And the reason it is happening now is because we are essentially the plumbing for the metaverse. If you’re going to build something in 3D and real time, more often than not, 60, 70% of the time, they are going to build it on Unity, so that is a present day reality for us and I think it is a big upside for us. Of course, there is lots of complexity in every market place and in ours – the ad side of the business – increased focus on privacy, something that I am a strong advocate for, makes for some new challenges, but it’s some new opportunities. And I think we will see that play out reasonably over the course of the next two, six, twelve quarters and out in the long-term. Apple remains a strong ad platform. I don’t expect that to change.

Dierdre Bosa, TechCheck co-anchor: John – we’re in such a critical moment for gaming and advertising – seeing lots of consolidation. Is there anything that would make you reconsider the AppLovin deal. I know this is an all stock deal. You would remain CEO. You wouldn’t get as many voting rights, however. Is there anything you would look at? What would you tell shareholders that may be in favor of this deal?

John Riccitiello, CEO of Unity: First up, I just can’t really get into hypotheticals. We have a commitment to a great deal with ironSource, and that’s really what we’re focused on.

Julia Boorstin, CNBC Senior Media & Tech Correspondent: Well John, we will leave it there. Thank you so much for joining us to talk about the latest on the rejection of the AppLovin deal.

John Riccitiello, CEO of Unity: Thanks and have a great morning.

Dierdre Bosa, TechCheck co-anchor: I tried, I tried to see if there was anything.

The following social media post by the Company was made available in connection with the Company’s rejection of the unsolicited proposal from AppLovin:

Unity Forums — Announcements: Unity is committed to the ironSource deal and rejects AppLovin’s unsolicited proposal

The following communications are being filed in connection with the Company’s rejection of the unsolicited proposal from AppLovin:

Email to Customers and Partners

[Dear Valued [Customer / Partner] / INSERT CUSTOMARY GREETING],

I’m writing with a quick update from Unity.

As you know, on July 13 we announced an agreement to join forces with ironSource. We believe by joining forces with ironSource, Unity will be a stronger company and will enable us to better support you. The new Unity will continue to support your success with strong investments in the Unity game engine to ensure you can create the games and real time 3d experiences that you aspire to make, and, for those that seek business success with these games and applications, we will be there to support you to realize your business goals. We see our place as helping creators realize their dreams and we are here every day to support your success.

Last week, you may have seen that Unity received an unsolicited proposal from AppLovin to combine our companies. After thoroughly evaluating the AppLovin proposal, the Unity Board of Directors unanimously decided to reject it, as the Board believes it’s not in the best interests of Unity shareholders.

Unity also reaffirmed our commitment to the ironSource merger. As stated above, we’re enthusiastic about the many benefits of this combination for our creators, partners, and team members. Your success will continue to be our top priority, and we look forward to sharing additional details over time about the opportunities ahead.

If you have additional questions, please reach out to [your Unity contact or me personally].

Thank you for your continued support.

[INSERT CUSTOMARY SIGN OFF]

Frequently Asked Questions for Stakeholders

General

1.	What is an unsolicited proposal? Was Unity expecting the proposal from AppLovin?

•	In corporate mergers and acquisitions, proposals that were not invited by the target company are referred to as “unsolicited.”

•	Unity did not solicit the proposal from AppLovin and we learned about it not long before it was made public.

2.	Is Unity now merging with AppLovin?

•	No. Our Board of Directors thoroughly evaluated the unsolicited proposal from AppLovin and unanimously rejected it as it is not in the best interests of our shareholders

•	We remain committed to our agreement with ironSource.

3.	Why did the Board decide to reject AppLovin’s proposal?

•	The Board completed a thorough financial and strategic evaluation of AppLovin’s proposal with the assistance of outside financial and legal advisors.

•	The Board unanimously rejected it as it is not in the best interests of shareholders.

•	We remain committed to our transaction with ironSource.

4.	Why did the Board decide Unity’s transaction with ironSource was the better path forward?

•

The Board continues to believe that the ironSource transaction is a compelling opportunity to generate long-term value through the creation of a unique end-to-end platform that allows creators to develop, publish, run, monetize and grow live games and real-time 3D content seamlessly.

•	We remain committed to and enthusiastic about Unity’s agreement with ironSource and the substantial benefits it will create for our shareholders and Unity creators.

5.	Is this the end, or will AppLovin make another proposal? Are there other companies out there interested in Unity as well?

•	We are not going to speculate on what AppLovin may or may not do.

•	Unity is a publicly traded company so our Board has a responsibility to evaluate any opportunities that may create value for shareholders.

•	We are operating as usual, continuing to execute our growth strategy and supporting creators.

6.	What will happen next with the ironSource transaction?

•	We continue to expect to complete the ironSource transaction in Q4 2022.

•	We will keep you informed as we make progress toward closing.

Employees

7.	What does this mean for Unity’s employees?

•	It is business as usual for all of us at Unity.

•	We continue to raise the bar each day through increased innovation, new partnership wins and strengthened relationships with our customers.

•	We should all remain focused on these goals and build on this momentum.

8.	Will there be any changes to team member responsibilities, compensation, etc. as a result of this announcement?

•	Nothing changes in terms of your responsibilities, compensation, etc.

•	We remain committed to our transaction with ironSource and the massive opportunity for the combined company in the gaming markets.

•	Over the coming weeks and months, we’ll be working to determine how to best bring our organizations together.

•	As decisions are made, we will share additional details.

9.	Where can team members go for more information?

•	We look forward to speaking with everyone at our town hall. Details will be sent shortly.

•

As a reminder, if you are contacted by media, investors or others, please don’t respond and forward all media inquiries to Pascale Marchand at pascale.marchand@unity3d.com and all investor inquiries to Richard Davis at richard.davis@unity3d.com.

Customers / Partners / Community

10.	What does this announcement mean for customers or partners?

•	This announcement does not impact our customers or partners.

•	We are operating as usual at Unity. The success of our creators will continue to be our top priority as we further enhance the world’s leading platform for real-time 3D content creation.

11.	Is there a chance Unity will merge with AppLovin instead of ironSource?

•	We remain committed to and enthusiastic about our agreement with ironSource.

•	We believe that by combining with ironSource, we will be best positioned to accelerate our vision and capture the massive opportunity in the gaming markets.

•	We continue to expect to complete the ironSource transaction in Q4 2022.

12.	Why is Unity’s transaction with ironSource in the best interests of customers and partners?

•	Together with ironSource, we will form the industry’s first end-to-end platform to power creators’ success as they build, run, manage, grow, and monetize live games and real-time, 3D content.

•

By combining Unity’s game engine and editor, Unity Ads, and the rest of the Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, we will give developers a seamless and interoperable way to create, grow, and monetize across their lifecycle.

•	The success of our creators will continue to be our top priority.

•	Combining with ironSource is the next step to creating even more value for our stakeholders.

13.	What does this mean for Community?

•	This announcement does not impact our Community.

•	We remain laser focused on helping our creators succeed as we further enhance the world’s leading platform for real-time 3D content creation.

Community Social Media Post

Thread Title: Unity is committed to the ironSource deal and rejects AppLovin’s unsolicited proposal.

Message:

Today, Unity issued a press release announcing our Board’s decision to reject AppLovin’s proposal and remain committed to the previously announced deal with ironSource.

As we shared last month, Unity, after the ironSource merger closes, will be a stronger and more profitable company that will continue to invest in the success of creators, enabling you to make better games and real-time 3D experiences with better creation-oriented tools and services and advertising services.

Below is a short FAQ for your questions – we won’t be able to address any further questions at this time aside from the ones already provided here.

FAQ

What does this announcement mean for customers?

This announcement does not impact our customers. We are operating as usual here at Unity and the success of our customers will continue to be our top priority.

Is there a chance Unity will merge with AppLovin instead of ironSource?

We remain committed to and enthusiastic about our agreement with ironSource. We believe that by combining with ironSource, we will be best positioned to accelerate our vision and capture the massive opportunity in the gaming market.

Why is Unity’s transaction with ironSource in the best interests of customers and partners?

Together with ironSource, we will form the industry’s first end-to-end platform to power creators’ success as they build, run, manage, grow, and monetize live games and real-time, 3D content. By combining Unity’s game engine and editor, Unity Ads, and the rest of the Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, we will give game developers a seamless and interoperable way to create, grow, and if they want it, monetize across their lifecycle.

What does this mean for the Community?

This announcement does not impact our passion for our Community. We’re committed to the ironSource transaction and until it finalizes, both Unity and ironSource remain separate companies and it’s business as usual at Unity.

Thank you for your understanding!

Because we are a publicly traded company, we are required to make certain legal disclosures about an announcement like this. You are encouraged to read those disclaimers, available at the end of the press release.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates’’ or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Unity and ironSource that also constitutes a preliminary prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it is declared effective by the SEC. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.